Exhibit 4.6

AMENDMENT TO XL GROUP PLC

1991 PERFORMANCE INCENTIVE PROGRAM

(as amended and restated on May 13, 2016)

WHEREAS, XL Group plc has petitioned the High Court of Ireland to approve a Scheme of Arrangement under the Irish Companies Act, the effect of which would be to impose a new holding company, incorporated in Bermuda, XL Group Ltd, as the ultimate parent holding company of the XL group of companies (the “Redomestication”); and

WHEREAS, XL Group plc maintains the 1991 Performance Incentive Program, as amended and restated on May 13, 2016 (the “Program”); and

WHEREAS, pursuant to its authority under Article X, Paragraph A of the Program, the Board of Directors of XL Group plc wishes to amend the Program in connection with the Redomestication;

NOW, THEREFORE, BE IT RESOLVED:

1.	THAT, the title of the Program shall be the “XL Group Ltd (formerly XL Group plc) 1991 Performance Incentive Program (as amended and restated on May 13, 2016).”

2.	THAT, the Program shall be amended such that each occurrence of the term “XL Group plc” shall instead refer to “XL Group Ltd”.

3.	THAT, the definition of “Company” in Article I, Paragraph B of the Program shall be amended to read in its entirety as follows:

“Company” shall mean XL Group Ltd, a Bermuda company, any other entity in which XL Group Ltd owns 20% or more of the ordinary voting power or equity, and any successor in a reorganization or similar transaction.

4.	THAT, the foregoing amendments shall become effective, and shall be conditioned, upon the consummation of the Redomestication.

5.	THAT, except as expressly amended hereby, the Program remains in full force and effect.